16003631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2016
Washington DC
404

SEC FILE NUMBER
8- 14495

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Voya Retirement Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Orange Way
(No. and Street)

Windsor (City) CT (State) 06095 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Hultgren 860-580-1798
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - *if individual, state last, first, middle name*)

55 Ivan Allen Jr. Blvd, Suite 1000 (Address) Atlanta (City) GA (State) 30308 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RECEIVED
2016 FEB 24 PM 2:34
SEC / TM

OATH OR AFFIRMATION

I, Kristin Hultgren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Voya Retirement Advisors, LLC, as of

December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public

My Commission Exp. Oct 31, 2016

NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to the methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

Voya Retirement Advisors, LLC
Financial Statements and Supplementary Information
Year ended December 31, 2015

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm

Member and Board of Directors
Voya Retirement Advisors, LLC

We have audited the accompanying statement of financial condition of Voya Retirement Advisors, LLC (the Company) as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Voya Retirement Advisors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young

Atlanta, GA
February 24, 2016

Voya Retirement Advisors, LLC
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	17,574,554
Receivable from affiliates		1,135,271
Other receivable		74,620
Prepaid expenses		74,755
Other assets		20,036
Total assets	$	18,879,236
Liabilities and Member's equity		
Liabilities:		
Payable to affiliates	$	322,847
Accrued expenses and other liabilities		24,534
Total liabilities		347,381
Contingencies (Note 7)		
Member's equity		18,531,855
Total liabilities and Member's equity	$	18,879,236

The accompanying notes are an integral part of these financial statements.

Voya Retirement Advisors, LLC
Statement of Income
Year ended December 31, 2015

Revenues:		
Fee income	$	18,737,755
Total revenues		18,737,755
Expenses:		
Salaries and employee benefits		6,486,579
Operating expenses		2,243,431
Licenses and fees		226,312
Total expenses		8,956,322
Net income	$	9,781,433

The accompanying notes are an integral part of these financial statements.

Voya Retirement Advisors, LLC
Statement of Changes in Member's Equity
Year ended December 31, 2015

		Member's Equity
Balance at January 1, 2015	$	28,576,373
Net income		9,781,433
Dividends paid to Member		(20,000,000)
Capital contribution		174,049
Balance at December 31, 2015	$	18,531,855

The accompanying notes are an integral part of these financial statements.

Voya Retirement Advisors, LLC
Statement of Cash Flows
Year ended December 31, 2015

Cash flows from operating activities		
Net income	$	9,781,433
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in amounts receivable from/payable to affiliates		(809,441)
Decrease in other receivable		96,682
Decrease in prepaid expenses		10,461
Decrease in accrued expenses and other liabilities		(39,356)
Net cash provided by operating activities		9,039,779
Cash flows from financing activities		
Dividends paid to Member		(20,000,000)
Net cash used in financing activities		(20,000,000)
Net decrease in cash		(10,960,221)
Cash at beginning of the year		28,534,775
Cash at end of the year	$	17,574,554
Supplemental disclosure of cash flow information		
Non-cash financing activities:		
Capital contribution via forgiveness of payable to affiliates	$	174,049

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

Voya Retirement Advisors, LLC (the "Company"), which changed its name from ING Investment Advisors, LLC on September 1, 2014, is a single member limited liability company of which Voya Institutional Plan Services, LLC ("VIPS" or "Parent" or "Member" formerly ING Institutional Plan Services, LLC) is the sole member. VIPS is a wholly-owned subsidiary of Voya Holdings Inc. (formerly Lion Connecticut Holdings, Inc.), and ultimately of Voya Financial, Inc. (formerly ING U.S., Inc.).

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, and as an investment advisor pursuant to the Investment Advisors Act of 1940. It is a member of the Financial Industry Regulatory Authority ("FINRA") as a limited broker-dealer, and is also registered with the appropriate state securities authorities as a limited broker/dealer. The Company provides investment advice to individuals and to retirement plan participants where its affiliate acts as administrator and record keeper to the retirement plan.

Prior to May 2013, Voya Financial, Inc. was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange. In 2009, ING Group announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, Inc. On April 11, 2013, Voya Financial, Inc. announced plans to rebrand as Voya Financial. On May 2, 2013, the common stock of Voya Financial, Inc. began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale by Voya Financial, Inc. of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect wholly owned subsidiary of ING Group and previously the sole stockholder of Voya Financial, Inc., of 44,201,773 shares of outstanding common stock of Voya Financial, Inc. (collectively, the "IPO"). On September 30, 2013, ING International transferred all of its remaining shares of Voya Financial, Inc. common stock to ING Group.

On October 29, 2013, ING Group completed a sale of 37,950,000 shares of common stock of Voya Financial, Inc. in a registered public offering ("Secondary Offering"), reducing ING Group's ownership in Voya Financial, Inc. to 57%.

Throughout 2014, ING Group completed sales of 82,783,006 shares of common stock of Voya Financial, Inc. in a series of three registered public offerings. Also during 2014, pursuant to terms of share repurchase agreements between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 19,447,847 shares of its common stock from ING Group. As of the end of 2014, ING Group's ownership of Voya Financial, Inc. had been reduced to approximately 19.0%.

In March of 2015, ING Group completed a sale of 32,018,100 shares of common stock of Voya Financial, Inc. in a registered public offering. Concurrently with this offering, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 13,599,274 shares of its common stock from ING Group.

As a result of these transactions, ING Group satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING Group to divest 100.0% of its ownership interest in Voya Financial, Inc. together with its subsidiaries, including the Company, by the end of 2016. ING Group continues to hold warrants to purchase up to 26,050,846 shares of Voya Financial, Inc. common stock at an exercise price of $48.75, in each case subject to adjustments.

The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Accordingly, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents cash on deposit.

Revenue and Expense Recognition

Advisory fees, included in Fee income on the statement of income, are recorded as revenue when earned. Salaries and employee benefits, operating expenses, and licenses and fees, are recorded when incurred.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Adoption of New Accounting Pronouncements

Discontinued Operations and Disposals
In April 2014, the FASB issued ASU 2014-08, "Presentation of Financial Statements (ASC Topic 205) and Property, Plant, and Equipment (ASC Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity" ("ASU 2014-08"), which requires the disposal of a component of an entity to be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on the entity's operations and financial results. The component should be reported in discontinued operations when it meets the criteria to be classified as held for sale, is disposed of by sale or is disposed of other than by sale.

The amendments also require additional disclosures about discontinued operations, including disclosures about an entity's significant continuing involvement with a discontinued operation and disclosures for a disposal of an individually significant component of an entity that does not qualify for discontinued operations.

The provisions of ASU 2014-08 were adopted prospectively by the Company on January 1, 2015. The adoption had no effect on the Company's financial condition, results of operations or cash flows.

Future Adoption of Accounting Pronouncements

Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to

customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. The standard also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

In August 2015, the FASB issued ASU 2015-14 to amend the effective date of ASU 2014-09 to fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted as of the original effective date, which is January 1, 2017. The provisions of ASU 2014-09 are effective retrospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2014-09.

3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits are included in the federal income tax return of Voya Financial, Inc. and Subsidiaries whether or not an actual cash distribution is made during its taxable year. As such, no federal income taxes are reflected for the year ended December 31, 2015. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes. These temporary differences are reflected at Voya Holdings Inc. due to the Company's status as a disregarded entity for tax purposes.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

During April 2015, the Internal Revenue Service ("IRS") completed its examination of Voya Financial, Inc. returns through tax year 2013. The 2013 audit settlement did not have a material impact on the Company. Voya Financial, Inc. is currently under audit by the IRS, and it is expected that the examination of tax year 2014 will be finalized within the next twelve months. Voya Financial, Inc. and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2014 through 2016.

4. Related Party Transactions

The Company is allocated expenses from its affiliates based on volume, number of personnel, and activity. During the year ended December 31, 2015, the Company was allocated expense of $1,771,232, $1,293,615, and $25,167 which is included in Salaries and employee benefits, Operating expenses and Licenses and fees, respectively, on the Statement of Income.

Receivables and payables with VIPS and its affiliates are settled in cash on a regular basis.

Expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

5. Dividends

On December 23, 2015, the Company paid dividends to VIPS in the amount of $20,000,000.

6. Employee Benefit Plans

The employees of affiliated companies providing services to the Company are covered by a variety of employee benefit plans (both 401(k), pension and deferred compensation) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2015 and relied on its affiliated companies to cover all eligible employees. All benefits paid by affiliates are charged back to the Company for reimbursement. Plan expenses incurred by the Company related to these plans included in the Statement of Income as salaries and employee benefits expenses were $430,921 for the year ended December 31, 2015.

7. Contingencies

The Company is sometimes party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual is made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual is made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the reasonably possible range of losses in excess of reserves. As of December 31, 2015, the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss range or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantifications of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On an ongoing basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss.

8. Capital Contributions

During the course of the year, the Company's ultimate parent, Voya Financial, Inc., forgave payment of certain unpaid expense allocation liabilities owed by the Company to Voya Financial, Inc. The Company recorded the reduction of the related liabilities of $174,049 as a capital contribution which increased Additional Paid-in Capital on the Statement of Financial Condition in the second quarter of 2015.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not

exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

As of December 31, 2015, the Company had net capital of $17,292,365 which was $17,267,365 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 was 0.02 to 1.

Supplementary Information

Voya Retirement Advisors, LLC
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2015 **Schedule I**

Net capital			
Total Member's equity		$	18,531,855
Non-allowable assets:			
Receivable from affiliates	1,135,271		
Other receivable	9,428		
Prepaid expenses	74,755		
Other assets	20,036		
Total non-allowable assets		$	1,239,490
Net capital		$	17,292,365
Aggregate indebtedness		$	347,381
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $25,000)		$	25,000
Excess net capital		$	17,267,365
Ratio of aggregate indebtedness to net capital			0.02 to 1

There are no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited Part IIA of Form X-17A-5 as of December 31, 2015 filed on January 27, 2016.

Exemptive Provision

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to the computation of reserve requirements under paragraph (k)(2)(i) of that Rule.

Exemptive Provision

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to possession and control requirements under paragraph (k)(2)(i) of that Rule.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Voya Retirement Advisors, LLC
Year ended December 31, 2015
with Report of Independent Registered Public Accounting Firm